Exhibit 99.1

Kamada Affirms 2024 Financial Guidance and Announces Expected Continued Double-Digit Profitable Growth for 2025

•	Provides 2025 Annual Guidance of $178 - $182 Million in Revenue and $38 - $42 Million of Adjusted EBITDA, Representing Year-Over-Year Increase of 13% in Revenues and 19% in Adjusted EBITDA Based on Mid-Point of 2024 Annual Guidance

•	Expects to Achieve 2024 Guidance of $158 - $162 Million in Revenue and $32 - $35 Million of Adjusted EBITDA; 2024 Year-End Cash of $78 Million

•	Aiming to Secure New Business Development and M&A Transactions During 2025 that Leverage Overall Financial Strength and Existing Commercial Infrastructure to Accelerate Long-Term Growth

•	Expansion of Plasma Collection Operations with Opening of a Third Center by End of Q1 2025

•	Based on Positive Feedback from U.S. FDA, Kamada Plans to Reduce Inhaled AAT Clinical Study Sample Size to Approximately 180 Patients; Interim Futility Analysis Planned by End of 2025

REHOVOT, Israel, and HOBOKEN, NJ – January 8, 2025 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced that the Company expects to achieve its 2024 financial guidance of $158 million - $162 million in revenues and $32 million - $35 million of adjusted EBITDA, with 2024 year-end cash of $78 million (unaudited). The Company further announced that, based on its positive outlook for 2025, it is forecasting continued double-digit profitable growth, with 2025 annual guidance of $178 million - $182 million in revenues and $38 million - $42 million of adjusted EBITDA. The mid-point of the 2025 guidance represents an increase of 13% in revenues and 19% in adjusted EBITDA based on the mid-point of the 2024 guidance.

“We enter 2025 from a position of significant strength and are pleased with the progress made over the past year. We look forward to achieving our value generating objectives for 2025 driven by our four strategic growth pillars, comprising of organic commercial growth, the execution of business development and M&A transactions, our plasma collection operations, and the further advancement of our pivotal Phase 3 Inhaled AAT program," said Amir London, Kamada’s Chief Executive Officer. "Based on our robust operational and financial performance, we are affirming that 2024 revenue and adjusted EBITDA will both be in line with our previously provided guidance, and we expect continued double-digit profitable growth in 2025, driven by our diverse commercial portfolio marketed in over 30 countries.”

“We continue to demonstrate our ability to convert adjusted EBITDA into operational cash, providing critical resources to enable us to secure compelling new business development and M&A transactions in 2025. These anticipated additions will enrich our portfolio of marketed products and leverage synergies with our existing commercial operations. We also expect to expand our plasma collection operations, including the opening of our third location in San Antonio, TX, by the end of the first quarter of 2025. Once at full collection capacity, we anticipate that each of the Houston and San Antonio centers will contribute annual revenues of $8 million to $10 million in sales of normal source plasma,” added Mr. London.

“Moreover, we are pleased to report that the U.S. FDA recently confirmed its agreement with our previously proposed relaxed two-sided Type 1 error rate control change from 5% to 10% (p-value of 0.1) for the ongoing pivotal Phase 3 InnovAATe clinical trial for our inhaled Alpha-1 Antitrypsin therapy. Based on the accepted change in the p-value, as well as additional expected revisions to the statistical analysis plan, we intend to reduce the study sample size from 220 patients to approximately 180 patients, while maintaining the statistical power of the trial, and conduct an interim futility analysis by the end of 2025,” concluded Mr. London.

Non-IFRS financial measures

We present EBITDA and adjusted EBITDA because we use these non-IFRS financial measures to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes these non-IFRS financial measures are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and provide investors with a meaningful perspective on the current underlying performance of the Company’s core ongoing operations; and (2) they exclude the impact of certain items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. EBITDA and adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS terms as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA is defined as net income (loss), plus income tax expense, plus or minus financial income or expenses, net, plus or minus income or expense in respect of securities measured at fair value, net, plus or minus income or expenses in respect of currency exchange differences and derivatives instruments, net, plus depreciation and amortization expense, whereas adjusted EBITDA is the EBITDA plus non-cash share-based compensation expenses and certain other costs.

For the projected 2025 and 2024 adjusted EBITDA information presented herein, the Company is unable to provide a reconciliation of this forward measure to the most comparable IFRS financial measure because the information for these measures is dependent on future events, many of which are outside of the Company’s control. Additionally, estimating such forward-looking measures and providing a meaningful reconciliation consistent with the Company’s accounting policies for future periods is meaningfully difficult and requires a level of precision that is unavailable for these future periods and cannot be accomplished without unreasonable effort. Forward-looking non-IFRS measures are estimated in a manner consistent with the relevant definitions and assumptions noted in the Company’s adjusted EBITDA for historical periods.

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, focused on diseases of limited treatment alternatives. The Company is also advancing an innovative development pipeline targeting areas of significant unmet medical need. The Company’s strategy is focused on driving profitable growth from its significant commercial catalysts as well as its manufacturing and development expertise in the plasma-derived and biopharmaceutical fields. The Company’s commercial products portfolio includes six FDA approved plasma-derived biopharmaceutical products: KEDRAB®, CYTOGAM®, WINRHO SDF®, VARIZIG®, HEPAGAM B® and GLASSIA®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom (ASV) products. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Argentina, Brazil, India, Australia and other countries in Latin America, Europe, the Middle East, and Asia. The Company leverages its expertise and presence in the Israeli market to distribute, for use in Israel, more than 25 pharmaceutical products that are supplied by international manufacturers. During recent years the Company added eleven biosimilar products to its Israeli distribution portfolio, which, subject to the European Medicines Agency (EMA) and the Israeli Ministry of Health approvals, are expected to be launched in Israel through 2028. The Company owns an FDA licensed plasma collection center in Beaumont, Texas, which currently specializes in the collection of Anti-Rabies and Anti-D hyper-immune plasma used in the manufacturing of the Company’s relevant products and recently opened a new plasma collection center in Houston, Texas in which it collects normal source plasma and intends to also collect specialty plasma. In addition to the Company’s commercial operation, it invests in research and development of new product candidates. The Company’s leading investigational product is an inhaled AAT for the treatment of AAT deficiency, for which it is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) expectation to achieve the 2024 annual guidance, 2) projected annual 2025 guidance, 3) expectation to achieve value generating objectives for 2025 driven by our four strategic growth pillars, 4) aiming to secure new business development and M&A transactions during 2025, leverage overall financial strength and existing commercial infrastructure to accelerate long-term growth, 5) expansion of plasma collection operations, including opening the third location in San Antonio, TX, by the end of the first quarter of 2025, and anticipation that each the Houston and San Antonio centers will contribute annual revenues of $8 million to $10 million from sales of normal source plasma, and 6) intention to reduce the pivotal Phase 3 InnovAATe clinical study sample size to approximately 180 patients, while maintaining the statistical power of the trial, and conduct an interim futility analysis by the end of 2025 based on the accepted change in the p-value, as well as additional expected changes to the statistical analysis plan. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, continuation of inbound and outbound international delivery routes, continued demand for Kamada’s products, financial conditions of the Company’s customer, suppliers and services providers, Kamada’s ability to leverage new business opportunities and integrate the new product portfolio into its current product portfolio, Kamada’s ability to grow the revenues of its new product portfolio, and leverage and expand its international distribution network, ability to reap the benefits of the acquisition of the plasma collection center, including the ability to open additional U.S. plasma centers, and acquisition of the FDA-approved plasma-derived hyperimmune commercial products, the ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial, unexpected results of clinical studies, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com

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